MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Docebo”, “we”, “us” or “our” refer to Docebo Inc., together with our subsidiaries, on a consolidated basis as constituted on December 31, 2020.
This MD&A for the fourth quarter and fiscal years ended December 31, 2020 and 2019 should be read in conjunction with the Company’s audited consolidated financial statements and the accompanying notes for the fiscal years ended December 31, 2020 and 2019. The financial information presented in this MD&A is derived from the Company’s audited consolidated financial statements for the fiscal years ended December 31, 2020 and 2019 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in thousands of United States dollars except where otherwise indicated.
Comparative figures have been reclassified to conform to the current period classification, where applicable.
This MD&A is dated as of March 10, 2021.
Forward-looking Information
This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, the impact of COVID-19 on our business, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information includes, but is not limited to, statements regarding the Company's business; future financial position and business strategy; the learning management industry; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platform; expectations regarding our revenue and the revenue generation potential of our platform and other products; our business plans and strategies; and our competitive position in our industry. This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; currency exchange and interest rates; the impact of competition; the effectiveness of mitigation strategies undertaken with respect to COVID-19, and the severity, duration and impacts of COVID-19 on the economy and our business, which is highly uncertain and cannot reasonably be predicted; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this MD&A, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:
•the Company’s ability to execute its growth strategies;
•the impact of changing conditions in the global corporate e-learning market;
•increasing competition in the global corporate e-learning market in which the Company operates;
•fluctuations in currency exchange rates and volatility in financial markets;
•the extent of the impact of COVID-19 and measures taken to contain the virus on our results of operations and overall financial performance;
•changes in the attitudes, financial condition and demand of our target market;
•developments and changes in applicable laws and regulations; and
•such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated March 10, 2021 (“AIF”), which is available under our profile on SEDAR at www.sedar.com.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Summary of Factors Affecting our Performance” and in the “Risk Factors” section of our AIF, should be considered carefully by prospective investors.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.
All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.
Additional information relating to Docebo, including our Annual Information Form, can be found on SEDAR at www.sedar.com.
Overview
At Docebo, our mission is to redefine the way enterprises, including their internal and external workforces, partners and customers, learn by applying new technologies to the traditional corporate Learning Management System (“LMS”) market. Founded in 2005, we provide an easy-to-use, highly configurable and affordable learning platform with the end-to-end capabilities and critical functionality needed to train internal and external workforces, partners and customers. Our solution allows our customers to take control of their desired training strategies and retain institutional knowledge, while providing efficient course delivery, tracking of learning progress, advanced reporting tools and analytics. Our robust platform helps our customers centralize a broad range of learning materials from peer enterprises and learners into one LMS to expedite and enrich the learning process, increase productivity and grow teams uniformly.

Our platform is now used by more than 2,100 companies of all sizes, providing access to learners situated around the world in a variety of languages. Our clients range from select small local businesses, with a focus on mid-sized enterprises, to large multi-nationals, including service, financial, technology and resource-based companies and consulting firms. Our platform is sold primarily through a direct sales force with offices in Toronto, Canada, Athens, Georgia (USA), Biassono, Italy, London, United Kingdom and Paris, France. We also have some relationships with resellers and other channel partners, such as human resource and payroll services providers.
Our cloud platform currently consists of four interrelated modules: (i) “Docebo Learn”, (ii) “Docebo Coach & Share”, (iii) “Docebo Extended Enterprise”, and (iv) “Docebo Learning Impact”.
•Docebo Learn, our foundational module, helps learning administrators centralize, organize and distribute learning content, define and track certifications and measure results with customer reporting.
•Docebo Coach & Share enhances the learning experience providing personalized curated content and access to social learning by encouraging the sharing of knowledge through formal, social, interactive and experiential learning across the organization.
•Docebo Extended Enterprise allows businesses to manage multiple portals for different audiences with their own administration, branding and authentication, demonstrating our commitment to our customers’ success.
•Docebo Learning Impact allows administrators to capture qualitative data and feedback to determine the effectiveness of their learning strategies, understand the retention of knowledge, and incorporate the feedback loop to measure return on learning.
Additional products within our platform include: “Docebo for Salesforce”, “Docebo Embed (OEM)” and “Docebo Mobile App Publisher”. Docebo for Salesforce is a native integration that leverages Salesforce’s API and technology architecture to produce a learning experience that remains uniform no matter the use-case. Docebo Embed (OEM) eliminates disjointed learner experiences, long development cycles and ineffective partner models by allowing original equipment manufacturers (“OEMs”) to embed and re-sell Docebo as a part of their software, including HCM, risk management and retail/hospitality SaaS product suites. Docebo’s Mobile App Publisher product allows companies to create their own branded version of the award-winning “Docebo Go.Learn” mobile learning application and publish it as their own in Apple’s App Store, the Google Play Store or in their own Apple Store for Enterprise.
We generate revenue primarily from the sale of our platform, which is typically sold on the basis of an annual subscription fee and prepaid on a quarterly or annual basis. We offer our customers the flexibility to choose annual or multi-year contract terms, with the majority of our enterprise customers choosing between one to three years. This results in a relatively smooth revenue curve with good visibility into near-term revenue growth. We typically enter into subscription agreements with our customers, with pricing based on the number of end learners in the customer’s organization and the number of modules requested by the customer. Our goal is to continue to grow revenues arising from our existing customer base as well as adding new subscription customers to our platform. Our business does not have significant seasonal attributes, although historically the sales in the fourth quarter have tended to be slightly stronger than the first three. The Company operates on a global basis and for this reason has decided to report its consolidated financial results in U.S. dollars notwithstanding that the Company’s functional currency is the Canadian dollar. The Company does not currently hedge its exposure to fluctuations in Canadian dollar or other European currency denominated revenues and expenses.
On October 1, 2019, the Company filed articles of amendment to effect the change of the Company’s name from “Docebo Canada Inc.” to “Docebo Inc.” and to split all of its issued and outstanding common shares on the basis of 100 common shares for every one common share outstanding (the “Share Split”). All share and per share amounts for all periods presented in the MD&A and the Company’s audited consolidated financial statements have been adjusted retrospectively to reflect the Share Split.
The Company's shares are listed under the symbol “DCBO” on both the Toronto Stock Exchange, as of October 8, 2019, following the completion of its public offering in Canada (the “TSX IPO”) and the Nasdaq Global Select

Market (the “Nasdaq”), as of December 3, 2020, following the completion of its initial public offering in the United States (the “Nasdaq IPO” and together with the TSX IPO, the “IPOs”).
Non-IFRS Measures and Reconciliation of Non-IFRS Measures
This MD&A makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the software-as-a-service (“SaaS”) industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and SaaS metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures and SaaS industry metrics in order to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures and SaaS industry metrics referred to in this MD&A include “Annual Recurring Revenue”, “Net Dollar Retention Rate”, “Adjusted EBITDA” and “Free Cash Flow”.
Key Performance Indicators
We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
•Annual Recurring Revenue. We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including OEM contracts) as at the date being measured, excluding non-recurring implementation, support and maintenance fees. Our customers generally enter into one to three year contracts which are non-cancellable or cancellable with penalty. All the customer contracts, including those for one-year terms, automatically renew unless cancelled by our customers. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our target on a go-forward basis.
•Net Dollar Retention Rate: We believe that our ability to retain and expand a customer relationship is an indicator of the stability of our revenue base and long-term value of our customers. We assess our performance in this area using a metric we refer to as Net Dollar Retention Rate. We compare the aggregate subscription fees contractually committed for a full month under all customer agreements (the “Total Contractual Monthly Subscription Revenue”) of our total customer base (excluding OEM partners) as of the beginning of each month to the Total Contractual Monthly Subscription Revenue of the same group at the end of the month. Net Dollar Retention Rate is calculated on a weighted average annual basis by first dividing the Total Contractual Monthly Subscription Revenue at the end of the month by the Total Contractual Monthly Subscription Revenue at the start of the month for the same group of customers.

Annual Recurring Revenue and Net Dollar Retention Rate for the fiscal years ended at December 31, 2020 and 2019, was as follows:

	2020	2019	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	74.0	47.2	26.8	57%
Net Dollar Retention Rate	108%	105%	3%	3%

Adjusted EBITDA
Adjusted EBITDA is used by management as a supplemental measure to review and assess operating performance and, in conjunction with the financial statements, provides a more comprehensive picture of factors and trends affecting our business. Management believes that Adjusted EBITDA is a useful measure of operating performance and our ability to generate cash-based earnings, as it provides a useful view of operating results by excluding the effects of financing and investing activities which removes the effects of interest, depreciation and amortization expenses as non-cash items that are not reflective of our underlying business performance, and other one-time or non-recurring expenses. The Company defines Adjusted EBITDA as net loss excluding taxes (if applicable), net finance expense, depreciation and amortization, loss on change in fair value of convertible promissory notes, loss on disposal of assets (if applicable), share-based compensation, transaction related expenses and foreign exchange gains and losses. Management believes that these adjustments are appropriate in making Adjusted EBITDA an approximation of cash-based earnings from operations before capital replacement, financing, and income tax charges. Adjusted EBITDA does not have a standardized meaning under IFRS and is not a measure of operating income, operating performance or liquidity presented in accordance with IFRS and is subject to important limitations. The Company’s definition of Adjusted EBITDA may be different than similarly titled measures used by other companies.
The following table reconciles Adjusted EBITDA to net loss for the periods indicated:

	Three months ended December 31,		Fiscal year ended December 31,
	2020	2019	2020	2019
	$	$	$	$
Net loss	(3,741)	(3,299)	(7,654)	(11,914)
Finance expense, net(1)	93	89	130	796
Depreciation and amortization(2)	460	99	1,231	693
Income tax expense	(418)	160	336	609
Loss on change in fair value of convertible promissory notes(3)	—	—	—	776
Share-based compensation(4)	302	408	1,619	659
Other income(5)	(20)	(19)	(77)	(76)
Foreign exchange (gain) loss(6)	3,382	820	1,775	922
Transaction related expenses(7)	416	705	416	1,946
Adjusted EBITDA	474	(1,037)	(2,224)	(5,589)

Notes:
(1)Finance expense for the three months and fiscal year ended December 31, 2019 is primarily related to interest and accretion expense on the secured debentures and convertible promissory notes. As these were repaid in October 2019 with the net proceeds from the TSX IPO, no further interest expenses on debt have been incurred during the three months and fiscal year ended December 31, 2020. In fiscal 2020, interest income was earned on the net proceeds from the TSX IPO as the funds are held within short-term investments in highly liquid marketable securities which is offset by interest expenses incurred on lease obligations.
(2)Depreciation and amortization expense is primarily related to depreciation expense on right-of-use assets (“ROU assets”) and property and equipment.
(3)These costs are related to the change in valuation of our convertible promissory notes from period to period, which is a non-cash expense and is thus not indicative of our operating profitability. These costs have been adjusted for in accordance with management’s view of Adjusted EBITDA as an approximation of cash-based earnings from operations before capital replacement, financing, and income tax charges. In May 2019, these convertible promissory notes were converted into common shares. There will be no further impact on our results of operations from such convertible promissory notes and the Company does not currently intend to issue any additional convertible promissory notes.
(4)These expenses represent non-cash expenditures recognized in connection with the issuance of share-based compensation to our employees and directors.
(5)Other income is primarily comprised of rental income from subleasing office space.
(6)These non-cash gains and losses relate to foreign exchange (gain) loss.
(7)These expenses are related to our IPOs and include professional, legal, consulting and accounting fees that are non-recurring and would otherwise not have been incurred and are not considered an expense indicative of continuing operations.
Free Cash Flow
Free Cash Flow is defined as cash used in operating activities less additions to property and equipment and intangible assets. The following table reconciles our cash flow used in operating activities to Free Cash Flow:

	Three months ended December 31,		Fiscal year ended December 31,
	2020	2019	2020	2019
	$	$	$	$
Cash flow (used in) from operating activities	7,048	(3,493)	5,155	(4,582)
Additions to property and equipment	(403)	(60)	(1,081)	(366)
Purchase of intangible assets	(51)	—	(364)	—
Free Cash Flow	6,594	(3,553)	3,710	(4,948)

Summary of Factors Affecting Our Performance
We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below and in the “Risk Factors” section of the Annual Information Form dated March 10, 2021.
Market adoption of our SaaS platform
We intend to continue to drive adoption of our SaaS platform by scaling our solutions to meet the needs of both new and existing customers. We believe that there is significant potential to increase penetration of our total addressable market and attract new customers. We plan to do this by further developing our products and services as well as continuing to invest in marketing strategies tailored to attract new businesses to our platform, both in our existing geographies and new markets around the world. We plan to continue to invest in our platform to expand our customer base and drive market adoption. The success of our operations may fluctuate as we make these investments.
Up-selling with existing customers
Our existing customers represent a significant opportunity to up-sell additional functionality with limited incremental sales and marketing expense. We plan to continually invest in product development and sales and marketing to add additional solutions to our platform as well as increase the usage and awareness of our platform. Our future revenue growth and our ability to achieve and maintain profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our platform.
Scaling our sales and marketing team
Our ability to achieve significant growth in future revenue will largely depend upon the effectiveness of our sales and marketing efforts. The majority of our sales and marketing efforts are accomplished in-house and we believe the strength of our sales and marketing team is critical to our success. We have invested, and intend to continue to invest meaningfully, in the expansion of our sales force and consequently, we anticipate that our headcount will continue to increase as a result of these investments.
Foreign currency
The Company's functional currency is Canadian dollars, the functional currency for our subsidiaries is the local currency of the country the foreign operation is located in and our presentation currency is the U.S. dollar. Our results of operations are converted from our functional currency to U.S. dollars using the average foreign exchange rates for each period presented. As a result, our results of operations will be adversely impacted by a decrease in the value of the U.S. dollar relative to the Euro and Canadian dollar. See “Risk Factors” section of our Annual Information Form dated March 10, 2021 for a discussion on exchange rate fluctuations and their potential negative effect on our results of operations.
Natural disasters, public health crises, political crises, or other catastrophic events
Natural disasters, such as earthquakes, hurricanes, tornadoes, floods, and other adverse weather and climate conditions; unforeseen public health crises such as the recent global outbreak of COVID-19, and other pandemics and epidemics; political crises, such as terrorist attacks, war, and other political instability; or other catastrophic events, could disrupt our operations in any of our offices or the operations of one or more of our third-party providers and vendors. To the extent any of these events occur, our business and results of operations could be adversely affected. For example, the outbreak of COVID-19 in early 2020 may adversely affect our employees and customers. However, the impact of COVID-19, with its combined health toll and sharp decline in global economic output, is unprecedented and the full extent of the impact will depend on future developments. These developments are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning its severity, its duration and actions by government authorities to contain the outbreak or manage its impact. In response to the pandemic, we have modified our business practices with a focus on the health and well-being of our workforce both in Europe and North America. All of our offices currently remain closed with employees working remotely. The extent of the impact of COVID-19 and measures taken to contain the virus on our results of operations and overall financial performance remains uncertain.
Key Components of Results of Operations
Docebo has always been operated and managed as a single economic entity, notwithstanding the fact that it has operations in several different countries. There is one management team that directs the activities of all aspects of the company and it is managed globally through global department heads. As a result, we believe that we have one reporting segment, being the consolidated company. Over time, this may change as the company grows and when this occurs we will reflect the change in our reporting practice.
Revenue
We generate revenue from the following two primary sources:
•Recurring Subscriptions to Our Learning Platform and Related Products. Our customers enter into agreements that provide for recurring subscription fees. The majority of the customer agreements currently being entered into have a term of one to three years and are non-cancellable or cancellable with penalty. All the customer agreements, including those for one-year terms, automatically renew unless cancelled by our customers. Subscription revenue per contract will vary depending upon the particular products that each customer subscribes for, the number and type of learners intended to utilize the platform and the term of the agreement. Subscription revenue is typically recognized evenly over the life of a contract, commencing on the in-service date and terminating on the end date of the agreement.
•Professional Services. Our clients generally require support in implementing our product and training their learners. This support can include system integration, application integration, learner training and any required process-change analysis. Normally, these services are purchased at the same time as the original customer agreement is completed and while they are usually delivered during the 90 days immediately following the effective date of the customer agreement, timing can vary. As a result, unlike the recognition of recurring subscription revenue, the recognition of professional service revenue can be recorded unevenly from period to period. When customer agreements are renewed, there is not typically a need for additional professional services so as overall revenue increases over time, the percentage of revenue that is generated from professional services will decrease. Revenues derived from professional services are recognized over the term that the service is provided and proportionately to the work performed.
Our agreements generally do not contain any cancellation or refund provisions without penalty, other than in the case of our default.
Cost of Revenue
Cost of revenue is comprised of costs related to hosting our learning platform and related products and the delivery of professional services. Significant expenses included in cost of revenue include employee wages and benefits expenses, web hosting fees, software and partner fees.
Operating Expenses
Our primary operating expenses are as follows:
•General and Administrative. General and administrative expenses are comprised primarily of employee salaries and benefits expenses for our administrative, insurance including directors and officers liability insurance, finance, legal and human resources teams, software, rent, travel and general office and administrative expenses, consulting and professional fees and credit impairment losses. As a result of COVID-19, we have seen a significant reduction in travel and entertainment expenses in the last three quarters. While we expect such significant reduction to be temporary, we do not anticipate the travel and entertainment expenses to return to pre-COVID-19 levels.
•Sales and Marketing. Sales and marketing expenses are comprised primarily of employee salaries and benefits related to our sales and marketing teams, amortization of contract acquisition costs, software, travel and advertising and marketing events. To implement our growth strategy, we intend to continue to grow our sales and marketing teams. While these expenses may fluctuate from year to year as the Company continues to grow, we expect sales and marketing expenses to increase consistent with our overall growth.
•Research and Development. Research and development expenses are comprised primarily of employee salaries and benefits related to our research and development team (net of tax credits), consulting and professional fees, software, travel and web hosting fees. Our research and development team is focused on both continuous improvement in our existing learning platform, as well as developing new product modules and features. In the immediate future, as Docebo’s growth continues, we expect our research and development costs to increase proportionately, however, over time we believe it is reasonable to expect that they would decline as a percentage of revenue.
•Share-based Compensation. Share-based compensation expenses are comprised of the value of stock options granted to employees expensed over the vesting period of the options and the deferred share units (“DSUs”). The Company’s Board of Directors may fix, from time to time, a portion of the total compensation (including an annual retainer) paid by the Company to a director in a calendar year for service on the Board (the “Director Fees”) and directors may elect to receive a portion of their total compensation (including cash retainer fees) in the form of DSUs.
•Foreign Exchange (Gain)/Loss. Foreign exchange (gain)/loss primarily relates to translation of monetary assets and liabilities denominated in foreign currencies being translated into functional currencies at the foreign exchange rate applicable at the end of each period.

•Depreciation and Amortization. Depreciation and amortization expense primarily relates to depreciation on property and equipment and amortization of ROU assets and intangible assets. Property and equipment are comprised of furniture and office equipment, leasehold improvements and land and building. ROU assets relate to the adoption of IFRS 16 on January 1, 2019 which requires all major leases to be recognized on the statement of financial position. Intangible assets are comprised of internal-use software technology and acquired intangible assets.
Other Expenses
•Loss on Change in Fair Value of Convertible Promissory Notes. These costs include costs with respect to the change in valuation of the Company’s convertible promissory notes from period to period. In May 2019, these convertible promissory notes were converted into common shares and there will be no further impact on our results of operations from such convertible promissory notes.
•Finance Expense. These costs include interest on secured debentures, interest on convertible promissory notes, interest on credit facility, interest on lease obligations, interest income and bank fees.
•Other Income. Other income is primarily comprised of rental income from subleasing office space.
Results of Operations
The following table outlines our consolidated statements of loss and comprehensive loss for the periods indicated:

	Three months ended December 31,		Fiscal year ended December 31,
	2020	2019	2020	2019
	$	$	$	$
Revenue	18,756	12,298	62,917	41,443
Cost of revenue	2,975	2,307	11,539	8,365
Gross profit	15,781	9,991	51,378	33,078

Operating expenses
General and administrative	5,738	3,798	16,998	13,140
Sales and marketing	6,461	4,933	24,020	18,037
Research and development	3,524	3,002	13,000	9,436
Share-based compensation	302	408	1,619	659
Foreign exchange loss	3,382	820	1,775	922
Depreciation and amortization	460	99	1,231	693
	19,867	13,060	58,643	42,887
Operating loss	(4,086)	(3,069)	(7,265)	(9,809)

Finance expense, net	93	89	130	796
Loss on change in fair value of convertible promissory notes	—	—	—	776
Other income	(20)	(19)	(77)	(76)
Loss before income taxes	(4,159)	(3,139)	(7,318)	(11,305)
Income tax (recovery) expense	(418)	160	336	609
Net loss for the year	(3,741)	(3,299)	(7,654)	(11,914)

Other comprehensive loss
Item that may be reclassified subsequently to income:
Exchange (gain) loss on translation of foreign operations	(3,037)	(583)	(1,002)	(652)
Item not subsequently reclassified to income:
Actuarial loss	108	80	108	110
	(2,929)	(503)	(894)	(542)
Comprehensive loss	(812)	(2,796)	(6,760)	(11,372)

Loss per share - basic and diluted	(0.12)	(0.12)	(0.26)	(0.49)
Weighted average number of common shares outstanding - basic and diluted	30,044,291	28,046,591	28,934,726	24,363,789

Review of Operations for the three months and fiscal years ended December 31, 2020 and 2019
Revenue

	Three months ended December 31,				Fiscal year ended December 31,
	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%
Subscription Revenue	16,716	11,247	5,469	49%	57,415	37,283	20,132	54%
Professional Services	2,040	1,051	989	94%	5,502	4,160	1,342	32%
Total Revenue	18,756	12,298	6,458	53%	62,917	41,443	21,474	52%

Revenue increased from $12.3 million to $18.8 million or 53% for the three months ended December 31, 2020 as compared to the equivalent period in the prior year. For the fiscal years ended December 31, 2020 and 2019, revenues were $62.9 million and $41.4 million, respectively, an increase of $21.5 million or 52%. In both periods, the significant revenue increase was primarily attributable to revenue from new customers, as well as up-selling to existing customers, as the number of customers rose from 1,725 as at December 31, 2019 to 2,179 as at December 31, 2020 and the average contract value per customer increased from approximately $27 as at December 31, 2019 to approximately $34 as at December 31, 2020. Average contract value is calculated as total Annual Recurring Revenue divided by the number of active customers. All references to the number of customers or companies we serve is based on contracted customers, including underlying OEM customers.
Historically, in calculating average contract value, all references to the number of customers or companies we serve included separate accounts per customer based on their installation(s) count. For the third quarter of the fiscal year ended December 31, 2020 and going forward, any separate accounts that our customers may have been and will be aggregated and counted as one customer based on the contracted customer for the purposes of calculating our average contract value to provide a more precise understanding of this metric. The following table outlines our average contract value from the start of fiscal year 2019 using this updated calculation method and historically reported values:

	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020
	$	$	$	$	$	$
Updated Methodology
Number of customers	1,491	1,549	1,632	1,725	1,831	1,923
Average contract value (in thousands of US dollars)	$22,468	$23,848	$25,551	$27,362	$28,454	$29,616
As Previously Reported
Number of customers	1,596	1,651 [1]	1,712 [1]	1,808	1,938	2,046
Average contract value (in thousands of US dollars)	$20,990	$22,374	$24,357	$26,106	$26,883	$27,835

[1] Includes number of customers from OEM contracts
Subscription revenue increased from $11.2 million to $16.7 million or 49% in the fourth quarter of 2020 as compared to the same quarter in 2019 and from $37.3 million to $57.4 million or 54% for the fiscal year ended December 31, 2020 as compared to the same period in the prior year. Revenues from professional services increased by $1.0 million or 94% in the fourth quarter of 2020 as compared to the same quarter in 2019 and increased by $1.3 million or 32% for the fiscal year ended December 31, 2020 as compared to the same period in the prior year.
Cost of Revenue

	Three months ended December 31,				Fiscal year ended December 31,
	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%
Cost of revenue	2,975	2,307	668	29%	11,539	8,365	3,174	38%
Percentage of total revenue	15.9%	18.8%			18.3%	20.2%

Cost of revenue increased from $2.3 million to $3.0 million or 29% for the three months ended December 31, 2020 as compared to the equivalent period in the prior year and increased by $3.2 million to $11.5 million or 38% for the fiscal year ended December 31, 2020 as compared to the equivalent period in the prior year. The higher hosting fees and related headcount costs are attributable to the growing revenue of the Company. The slower growth of these costs reflects the benefits of scale. Included in cost of revenue are web hosting fees that include a base amount per customer plus fees that are directly related to utilization of the platform. We continue to work closely with our primary cloud hosting solution provider to optimize our platform architecture and related costs. In the fourth quarter our web hosting costs were reduced materially as a result of optimization efforts with our primary service provider contributing to a lower than expected period cost and a resulting higher than expected gross margin for the quarter.
Gross Profit

	Three months ended December 31,				Fiscal year ended December 31,
	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%
Gross profit	15,781	9,991	5,790	58%	51,378	33,078	18,300	55%
Percentage of total revenue	84.1%	81.2%			81.7%	79.8%
Gross profit, being revenue less cost of revenues, increased from $10.0 million to $15.8 million and improved from 81.2% of revenue to 84.1% of revenue for the three months ended December 31, 2020 as compared to the three months ended December 31, 2019. For the fiscal year ended December 31, 2020, gross profit increased from $33.1 million to $51.4 million and improved from 79.8% to 81.7% as compared to the prior year's equivalent twelve month comparative period. The improvement is primarily due to the realization of some benefit of scale in our infrastructure cost structure as well as a lower than expected cost of hosting service fees as referenced above. As we continue to grow our revenues, we anticipate that we will continue to realize an improved gross profit margin, but the incremental benefits will reduce over time.
Operating Expenses

	Three months ended December 31,				Fiscal year ended December 31,
	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%
General and administrative	5,738	3,798	1,940	51%	16,998	13,140	3,858	29%
Sales and marketing	6,461	4,933	1,528	31%	24,020	18,037	5,983	33%
Research and development	3,524	3,002	522	17%	13,000	9,436	3,564	38%
Share-based compensation	302	408	(106)	(26)%	1,619	659	960	146%
Foreign exchange loss	3,382	820	2,562	312%	1,775	922	853	93%
Depreciation and amortization	460	99	361	365%	1,231	693	538	78%
Total operating expenses	19,867	13,060	6,807	52%	58,643	42,887	15,756	37%

General and Administrative Expenses

	Three months ended December 31,				Fiscal year ended December 31,
	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%
General and administrative	5,738	3,798	1,940	51%	16,998	13,140	3,858	29%
Percentage of total revenue	30.6%	30.9%			27.0%	31.7%
General and administrative expenses increased from $3.8 million to $5.7 million or 51% for the three months ended December 31, 2020 as compared to the equivalent period in the prior year and increased from $13.1 million to $17.0 million or 29% for the fiscal year ended December 31, 2020 as compared to the equivalent period in the prior year. The increase is a result of higher salaries, benefits, and recruitment fees from an increase in personnel required to support the Company’s growing operations as well as increased costs of compliance associated with being a public company, including increased accounting, legal and insurance expenses, including Directors and Officers liability premiums. As compared to the fourth quarter in 2019, the Company experienced a decrease in travel and personnel related expenses due to Company safety initiatives implemented during COVID-19. Our general and administrative expenses as a percentage of total revenue decreased from 30.9% to 30.6% for the three months ended December 31, 2019 and December 31, 2020, respectively, and decreased from 31.7% to 27.0% from the fiscal year ended December 31, 2020 to fiscal year ended December 31, 2019.
Sales and Marketing Expenses

	Three months ended December 31,				Fiscal year ended December 31,
	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%
Sales and marketing	6,461	4,933	1,528	31%	24,020	18,037	5,983	33%
Percentage of total revenue	34.4%	40.1%			38.2%	43.5%

Sales and marketing expenses increased from $4.9 million to $6.5 million or 31% for the three months ended December 31, 2020 as compared to the equivalent period in the prior year and increased from $18.0 million to $24.0 million or 33% for the fiscal year ended December 31, 2020 as compared to the equivalent period in the prior year. The increase was due to the Company’s continued focus on growing its subscription revenue in multiple jurisdictions and reflects an increase in the number of employees and related employee salaries and wages offset by savings in conferences and travel as a result of the impact from COVID-19 in the current fiscal year. These additional employees are required to support our sales expansion in new markets, as well as servicing the growing customer base. We will continue to add staff in this area and incrementally invest in advertising and marketing events for so long as we can efficiently increase our revenue base. Our sales and marketing expenses as a percentage of total revenue decreased from 40.1% to 34.4% for the three months ended December 31, 2019 and December 31, 2020, respectively, and decreased from 43.5% to 38.2% for the fiscal year ended December 31, 2019 to fiscal year ended December 31, 2020.
Our sales and marketing expenses as a percentage of total revenue will fluctuate quarterly within any given year based on the timing of advertising and marketing events; therefore, expressing sales and marketing expenses as a percentage of total revenue for any given quarter is not necessarily indicative of annual results. As we grow, these fluctuations in sales and marketing expenses as a percentage of total revenue which are attributable to the fluctuations in the timing of advertising and marketing events will diminish. Our medium to long-term expectation for sales and marketing expense as a percentage of total revenue is to be in the 35% to 40% range.
Research and Development Expenses

	Three months ended December 31,				Fiscal year ended December 31,
	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%
Research and development	3,524	3,002	522	17%	13,000	9,436	3,564	38%
Percentage of total revenue	18.8%	24.4%			20.7%	22.8%

Research and development expenses increased from $3.0 million to $3.5 million or 17% for the three months ended December 31, 2020 as compared to the equivalent period in the prior year and increased from $9.4 million to $13.0 million or 38% for the fiscal year ended December 31, 2020 as compared to the equivalent period in the prior year. The increase in both period comparatives was due to the Company’s continued focus on maintaining and improving its platform and developing related new products. The majority of the increase in costs related to an increase in employees resulting in higher salaries and wages. Realization of tax credits in the fourth quarter of 2020 (which were not available to the Company in the prior fiscal year) resulted in a lower research and development expense as a percentage of revenue when compared to the prior year quarter and full fiscal year. On an absolute basis, research and development expenses will continue to grow as the Company maintains its efforts to keep its product at the leading edge of learning technology and builds new features on the current platform but will decrease as a percent of revenue over time. Our research and development expenses as a percentage of total revenue decreased from 24.4% to 18.8% for the three months ended December 31, 2019 and December 31, 2020, respectively, and decreased from 22.8% to 20.7% for the fiscal year ended December 31, 2019 to fiscal year ended December 31, 2020.
Share-Based Compensation

	Three months ended December 31,				Fiscal year ended December 31,
	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%
Share-based compensation	302	408	(106)	(26)%	1,619	659	960	146%
Percentage of total revenue	1.6%	3.3%			2.6%	1.6%

Share-based compensation expense decreased from $408 to $302 or (26)% for the three months ended December 31, 2020 as compared to the equivalent period in the prior year and increased from $659 to $1,619 or 146% for the fiscal year ended December 31, 2020 as compared to the equivalent period in the prior year. The annual increase is primarily due to additional stock options granted in fiscal 2020 along with quarterly DSU expenses. In the fourth quarter of 2020, the Company experienced higher forfeitures than in the equivalent period in the prior year resulting in the slight decline in share-based compensation expense during the period.
Foreign Exchange Loss

	Three months ended December 31,				Fiscal year ended December 31,
	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%
Foreign exchange loss	3,382	820	2,562	312%	1,775	922	853	93%
Percentage of total revenue	18.0%	6.7%			2.8%	2.2%
Foreign exchange loss primarily relates to translation of monetary assets and liabilities denominated in foreign currencies being translated into functional currencies at the foreign exchange rate applicable at the end of each period. The Company invested the proceeds from the TSX IPO, the bought deal offering completed on August 27, 2020 (the “Bought Deal”) and the Nasdaq IPO in short-term investments denominated in United States dollars. As a result of the movement of the United States dollar in comparison to the Canadian dollar, the Company's functional currency, we have experienced fluctuations in unrealized foreign exchange (gain)/loss in fiscal 2020.
Depreciation and Amortization

	Three months ended December 31,				Fiscal year ended December 31,
	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%
Depreciation and amortization	460	99	361	365%	1,231	693	538	78%
Percentage of total revenue	2.5%	0.8%			2.0%	1.7%
Depreciation and amortization expense increased from $99 to $460 or 365% for the three months ended December 31, 2020 as compared to the equivalent period in the prior year and increased from $693 to $1,231 or 78% for the fiscal year ended December 31, 2020 as compared to the equivalent period in the prior year. The increase in depreciation and amortization expense is primarily due to continued growth of the Company's personnel resulting in expansion of office space and leases, as well as furniture and fixtures, and the addition of internal-use and acquired intangible assets.

Non-operating Items

	Three months ended December 31,				Fiscal year ended December 31,
	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%
Finance expense, net	93	89	4	4%	130	796	(666)	(84)%
Loss on change in fair value of convertible promissory notes	—	—	—	—%	—	776	(776)	(100)%
Other income	(20)	(19)	(1)	5%	(77)	(76)	(1)	1%
Finance Expense
Finance expense remained relatively flat, increasing slightly from $89 to $93 for the three months ended December 31, 2020 as compared to the equivalent period in the prior year. In the first two quarters of 2019, interest was being paid on issued and outstanding secured debentures and convertible promissory notes. In October 2019, all debt facilities were repaid with the proceeds from the TSX IPO. The remaining proceeds, along with the proceeds from the Nasdaq IPO, have been placed in cash and cash equivalents that include short-term investments in highly liquid marketable securities, having a term to maturity of three months or less, and earning interest income. This income is offset by interest on capitalized lease obligations in congruence with IFRS 16.
Loss on Change in Fair Value of Convertible Promissory Notes
Loss on change in fair value of convertible promissory notes is related to the change in fair value of the convertible promissory notes being driven by the increase in value of common shares of the Company. In May 2019, these convertible promissory notes were converted into common shares. There will be no further impact on our results of operations from such convertible promissory notes.
Other Income
Other income is primarily comprised of rental income from subleasing office space and has remained relatively consistent period over period.
Selected Annual Information

	2020	2019	2018
	$	$	$
Revenue	62,917	41,443	27,074
Net loss for the year	(7,654)	(11,914)	(11,651)
Net loss attributable to equity owners of the Company	(7,654)	(11,914)	(11,272)
Loss per share - basic and diluted	(0.26)	(0.49)	(0.52)
Total assets	254,606	63,860	13,300
Total liabilities	53,938	32,479	30,076

Revenue
Fiscal 2020 Compared to Fiscal 2019
For the years ended December 31, 2020 and 2019, revenues were $62.9 million and $41.4 million, respectively. In each fiscal year, the significant revenue increase was primarily attributable to revenue from new customers, as the number of customers rose from 1,725 as at December 31, 2019 to 2,179 as at December 31, 2020 and the average contract value per customer increased from approximately $27 as at December 31, 2019 to approximately $34 as at December 31, 2020. Average contract value is calculated as total Annual Recurring Revenue divided by the number of contracted customers. Professional services revenue increased by $1.3 million or 32% in fiscal 2020 as compared to fiscal 2019. Increase in revenue attributed to professional services is primarily associated with sales of new subscriptions and upgrades to our current customers.
Fiscal 2019 Compared to Fiscal 2018
For the years ended December 31, 2019 and 2018, revenues were $41.4 million and $27.1 million, respectively. In each fiscal year, the significant revenue increase was primarily attributable to revenue from new customers, as the number of customers rose from 1,540 as at December 31, 2018 and 1,808 as at December 31, 2019 and the average contract value per customer increased from approximately $19 as at December 31, 2018, to approximately $26 as at December 31, 2019. Average contract value is calculated as total Annual Recurring Revenue divided by the number of active customers using the historical methodology (see “Review of Operations for the three months and fiscal years ended December 31, 2020 and 2019 - Revenue” for additional details regarding our current updated methodology). Professional services revenue increased by $1.0 million or 30% in 2019 as compared to 2018. Increase in revenue attributed to professional services is primarily associated with sales of new subscriptions.
Net Loss
Fiscal 2020 Compared to Fiscal 2019
For the years ended December 31, 2020 and 2019, net loss was $7.7 million and $11.9 million, respectively. Notwithstanding the significant increase in revenue in each period, the Company also incurred substantial increases in operating expenses to support the continued revenue growth which resulted in the reported net losses. The increase in operating expenses were primarily due to higher salaries and benefits related to an increase in headcount, other operating costs required to support the Company’s growing operations and an increase in consulting, professional fees and other public company related costs as a result of each of the IPOs in each respective period.
Fiscal 2019 Compared to Fiscal 2018
For the years ended December 31, 2019 and 2018, net loss was $11.9 million and $11.7 million, respectively. In each fiscal year, the increase in net loss was primarily attributable to the increase in operating expenses of $43.0 million and $30.4 million for the years ended December 31, 2019 and 2018, respectively. The increase in operating expenses for each year presented was consistent with increases in revenue, and was primarily due to higher salaries and benefits related to an increase in headcount, other operating costs required to support the Company’s growing operations and an increase in consulting and professional fees as a result of the TSX IPO. Net loss in fiscal 2019 and 2018 also increased due to recognition of loss on change in fair value of convertible promissory notes in the amount of $776 and $2,083, respectively.
Total Assets
Fiscal 2020 Compared to Fiscal 2019
Total assets increased $190.7 million or 299% from fiscal 2019 to fiscal 2020, with cash and cash equivalents accounting for $173.4 million of the increase, largely due to the proceeds raised from the Bought Deal and Nasdaq IPO. Trade and other receivables increased by $5.6 million reflecting growth in revenue. The Company also acquired a business in the fourth quarter of 2020 resulting in increased intangible assets and goodwill of $2.5 and $5.6, respectively.
Fiscal 2019 Compared to Fiscal 2018
Total assets increased $50.6 million or 380% from fiscal 2019 to fiscal 2018, with cash and cash equivalents accounting for $42.5 million of the increase, largely due to the proceeds raised from the IPO. Trade and other receivables increased by $4.0 million reflecting growth in revenue. The Company also recognized right-of-use assets (“ROU assets”) of $2.4 million and net investment in finance lease of $0.4 million as at December 31, 2019 from the adoption of IFRS 16 on January 1, 2019.

Total Liabilities
Fiscal 2020 Compared to Fiscal 2019
Total liabilities increased $21.5 million or 66% from fiscal 2020 to fiscal 2019. The main drivers of the increase was trade and other payables and deferred revenue, increasing $6.5 million and $10.3 million, respectively. The Company's growth resulted in increased trade and other payables and the corresponding growth in sales of our subscription revenue offering resulted in an increase of deferred revenue. In conjunction with the Company's business acquisition, $2.6 of contingent consideration was recognized in fiscal 2020.
Fiscal 2019 Compared to Fiscal 2018
Total liabilities increased $2.4 million or 8% from fiscal 2019 to fiscal 2018. The main drivers of the increase were deferred revenue and lease obligations, increasing $5.3 million and $3.4 million, respectively. The growth in sales of our subscription revenue offering resulted in an increase of deferred revenue while the adoption of IFRS 16 resulted in the lease obligations in fiscal 2019 related to obtaining ROU assets. Additionally, trade and other payables increased by $2.8 million due to increased expenses incurred with the Company's growth and employee benefit obligations increased by $0.5 million due to an increase in the provision and actuarial loss slightly offset by a decrease in payments. These increases were partly offset by a decrease in borrowings of $9.3 million through repayment of the secured debentures and convertible promissory notes in fiscal 2019 from TSX IPO proceeds that were outstanding as of December 31, 2018.
Quarterly Results of Operations
The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters ending March 31, 2019 to ending December 31, 2020. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements for the year ended December 31, 2020. This data should be read in conjunction with our audited annual financial statements for the year ended December 31, 2020. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
(In thousands of US dollars, except per share data)	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
	$	$	$	$	$	$	$	$
Revenue	18,756	16,096	14,535	13,530	12,298	10,587	9,923	8,636
Net income (loss) before income taxes	(4,159)	(713)	(3,265)	819	(3,139)	(3,293)	(2,336)	(2,538)
Net income (loss) attributable to equity owners of the Company	(3,741)	(1,158)	(3,498)	743	(3,299)	(3,742)	(2,336)	(2,538)
Income (loss) per share - basic	(0.12)	(0.04)	(0.12)	0.03	(0.12)	(0.16)	(0.10)	(0.11)
Income (loss) per share - diluted	(0.12)	(0.04)	(0.12)	0.02	(0.12)	(0.16)	(0.10)	(0.11)
Revenue
Our total quarterly revenue increased sequentially for all periods presented due primarily to increased sales to existing and new customers. The increase in total revenue was due to increases in both subscription revenues and professional services revenue. We cannot assure you that this pattern of sequential growth in revenue will continue.
Net Income (Loss)
Net loss in the fiscal year 2020 is higher primarily due to the significant movements in unrealized foreign exchange gain/loss as the Company holds the proceeds raised from the TSX IPO, Bought Deal and Nasdaq IPO in US dollars within the Canadian entity. Adjusting for this, net income remains relatively consistent for each of the preceding periods which reflects improvement as a result of higher revenue growth while operating costs have remained relatively consistent throughout fiscal 2020.

Liquidity, Capital Resources and Financing
Overview
The general objectives of our capital management strategy are to preserve our capacity to continue operating, provide benefits to our stakeholders and provide an adequate return on investment to our shareholders by selling our platform and services at a price that is commensurate with the level of operating risk we assume. We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.
Working Capital
Our primary source of cash flow is revenue from operations and equity capital raises totaling $225.4 million including net proceeds from the IPOs and the Bought Deal and net debt financing through the Credit Facility (as defined below). Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flow and performing budget-to-actual analysis on a regular basis.
Working capital surplus as at December 31, 2020 was $193.8 million. On July 25, 2019, the Company entered into a revolving term credit facility (the “Credit Facility”) with the Toronto-Dominion Bank, which provides for a maximum availability of up to $15 million all of which was available as at December 31, 2020. Immediately upon closing of the Credit Facility, $7 million was drawn to repay the secured debentures previously issued to certain shareholders of the Company and certain of their affiliates, being Klass.com Subsidiary LLC; Klass Capital Corporation, an affiliate of Klass.com Subsidiary LLC; Intercap Income Inc., an affiliate of Intercap Equity Inc. and Gresilent Holding Srl, an entity that Claudio Erba beneficially owns and controls or directs. The facility may be drawn in either U.S. or Canadian dollars by way of Canadian prime rate loans, U.S. base rate loans or LIBOR loans bearing interest at the Canadian prime lending rate plus applicable margin, U.S. base rate plus applicable margin or LIBOR for the interest period plus applicable margin.
On October 16, 2019, the Company repaid the full balance of the Credit Facility outstanding of $7 million from the net proceeds of the TSX IPO.
In addition to cash balances, which net proceeds of $52.4 million from TSX IPO, net proceeds of $18.1 million from the Bought Deal, and $154.9 million from Nasdaq IPO, the Credit Facility with the availability of up to $15 million may be drawn to meet ongoing working capital requirements. Our principal cash requirements are for working capital. Given our existing cash and cash equivalents and the funds available from the Credit Facility, along with net proceeds obtained from our capital raises as described above, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long-term strategic objectives.
Bought Deal Offering
On August 27, 2020, the Company completed a new issue and secondary offering on a bought deal basis of its common shares through the issuance of new shares and a secondary sale of shares by certain shareholders. The Bought Deal offering consisted of an aggregate of 1,725,000 common shares, including the exercise in full by the underwriters of their overallotment option to purchase 225,000 common shares. A total of 500,000 common shares were issued from treasury for gross consideration of $19 million (C$25 million) for the Company, with share issuance costs for the Company amounting to $0.9 million (C$1.2 million). A total of 1,225,000 common shares were sold by the selling shareholders for gross consideration of $46.6 million (C$61.25 million), with the underwriting fees relating to their shares being paid by the selling shareholders.
Base Shelf Prospectus
On October 22, 2020, the Company filed a short form base shelf prospectus with securities regulatory authorities in each of the provinces and territories of Canada to allow us and certain of our shareholders to qualify the distribution by way of prospectus in Canada of up to C$750 million of common shares, preferred shares, debt securities, subscription receipts, warrants, units, or any combination thereof, during the 25-month period that the base shelf prospectus is effective.
Nasdaq IPO
On December 7, 2020, the Company completed a U.S. initial public offering and listing on the Nasdaq and issued a total of 3,450,000 common shares for total gross consideration of $165.6 million including 450,000 common shares issued upon the exercise of the underwriters’ over-allotment option which accounted for total gross consideration of $21.6 million. Share issuance costs amounted to $10.7 million.
Cash Flows
The following table presents cash and cash equivalents as at December 31, 2020 and 2019, and cash flows from operating, investing, and financing activities for the fiscal year ended December 31:

	2020	2019
	$	$
Cash and cash equivalents	219,658	46,278
Net cash provided by (used in):
Operating activities	5,155	(4,582)
Investing activities	(3,895)	(366)
Financing activities	172,270	47,367
Effect of foreign exchange on cash and cash equivalents	(150)	103
Net increase in cash and cash equivalents	173,380	42,522

Cash Flows (Used in) From Operating Activities
Cash flows (used in) from operating activities for the fiscal year ended December 31, 2020 were $5.2 million compared to $(4.6) million for the fiscal year ended December 31, 2019. Improved EBITDA during fiscal 2020 as compared to the same period in the prior year was mainly due to higher revenue and improvement in our gross margin and general and administrative costs resulting in reduced cash flows used in operating activities. Increase in non-cash working capital items was primarily the result of an increase in trade and other payables of $1.9 million and increase in deferred revenue of $3.8 million. Trade and other payables and deferred revenue movements are a result of Nasdaq IPO expenses incurred at the end of fiscal 2020 and growth from new customers during fiscal 2020, respectively.
Cash Flows Used in Investing Activities
Cash flows used in investing activities for the fiscal year ended December 31, 2020 were $(3.9) million compared to $(0.4) million for the fiscal year ended December 31, 2019. The increase in cash outflows for investing activities was mainly due to the acquisition of a business resulting in a cash outflow of $2.5 million, along with additions to property and equipment and intangible assets during fiscal 2020 compared to 2019.
Cash Flows from Financing Activities
Cash flows from financing activities for the fiscal year ended December 31, 2020 were $172.3 million compared to $47.4 million for the fiscal year ended December 31, 2019. The cash inflows during fiscal 2020 were a result of the net proceeds of $18.1 million from the completion of the Bought Deal on August 27, 2020, and the net proceeds of $154.9 million from the completion of the Nasdaq IPO on December 7, 2020. The inflow of cash from financing activities in fiscal 2019 was from the TSX IPO completed on October 8, 2019 for net proceeds of $52.4 million, along with $3.0 million proceeds from issuance of secured debentures in May 2019. These proceeds were offset with the $14.1 million repayment of borrowings upon receipt of the TSX IPO proceeds.

Credit Facility
On July 25, 2019, the Company secured the Credit Facility from Toronto-Dominion Bank (the “Lender”), which provides for the availability of up to $15 million (the “Commitment”) of which $15 million was available as at December 31, 2020. The amount available to be drawn under the Credit Facility from time to time is equal to the lesser of (i) the Commitment and (ii) an amount equal to the trailing one-month consolidated recurring revenue of the Company (“MRR”) multiplied by six multiplied by the trailing 12-month gross retention rate percentage on MRR (which rate shall not exceed 100%), minus the amount of any statutory prior claims then in existence. The Credit Facility will mature on July 25, 2022 (the “Maturity Date”). Interest on the drawn facility is set at LIBOR plus 2.75%. The standby fee on the undrawn balance is 0.50%. The Maturity Date may be extended for an additional 364 days, at the discretion of the Lender, upon the Company providing written notice to the Lender requesting such an extension.
Immediately upon closing of the Credit Facility, $7 million was drawn to repay the secured debentures previously issued to certain shareholders of the Company and certain of their affiliates, being Klass.com Subsidiary LLC; Klass Capital Corporation, an affiliate of Klass.com Subsidiary LLC; Intercap Income Inc., an affiliate of Intercap Equity Inc. and Gresilent Holding Srl, an entity that Claudio Erba beneficially owns and controls or directs.
On October 16, 2019, the Company repaid the full balance of the Credit Facility outstanding of $7 million from the net proceeds of the TSX IPO. As at December 31, 2020, no balance has been drawn from the Credit Facility.
Use of Proceeds from the TSX IPO, Nasdaq IPO and the Bought Deal Offering
As a result of the completed TSX IPO on October 8, 2019, the Company raised net proceeds of $52.4 million. With these proceeds, the Company repaid the full balance of the Credit Facility outstanding of $7 million on October 16, 2019. The remaining proceeds have been placed in cash and cash equivalents that include short-term investments in highly liquid marketable securities, having a term to maturity of three months or less. The Company's use of proceeds from the TSX IPO has not changed from the disclosure set forth in the “Use of Proceeds” section of our Final Prospectus dated October 1, 2019 to the date of this MD&A.
Secondly, as a result of the completed Bought Deal on August 27, 2020, the Company raised net proceeds of $18.1 million. These proceeds have been placed in cash and cash equivalents that include short-term investments in highly liquid marketable securities, having a term to maturity of three months or less. The Company's use of proceeds from the bought deal offering has not changed from the disclosure set forth in the “Use of Proceeds” section of our short form prospectus dated August 24, 2020 to the date of this MD&A.
Additionally, as a result of the completed Nasdaq IPO on December 7, 2020, the Company raised net proceeds of $154.9 million. These proceeds have been placed in cash and cash equivalents that include short-term investments in highly liquid marketable securities, having a term to maturity of three months or less. The Company's use of proceeds from the bought deal offering has not changed from the disclosure set forth in the “Use of Proceeds” section of our prospectus supplement dated December 2, 2020 to the short form base shelf prospectus dated October 2, 2020 to the date of this MD&A.
Contractual Obligations
We have contractual obligations with a variety of expiration dates. The table below outlines our contractual obligations as at December 31, 2020:

	Payments due by period
	< 1 Year	1 to 3 Years	4 to 5 Years	>5 Years	Total
Accounts payable and accrued liabilities	16,121	—	—	—	16,121
Lease obligations[1]	1,586	3,364	485	—	5,435
Contingent consideration[2]	—	1,570	1,060	—	2,630
Total	17,707	4,934	1,545	—	24,186

1 Included in the lease obligations are short term leases and variable lease payments for operating and finance leases. Lease obligations primarily relate to office space and equipment leases. The remaining lease terms are between one and five years. See Note 6 and 7 to the consolidated financial statements for further details regarding leases.
2 On October 30, 2020, Docebo acquired all of the issued and outstanding shares of forMetris. Contingent consideration comprises earn-out payments due to sellers for meeting certain revenue conditions over the three years following the date of acquisition.
Off-Balance Sheet Arrangements
We have not entered into off-balance sheet arrangements. Except for operating leases not recognized as ROU assets under IFRS 16, all of our liabilities and commitments are reflected as part of our statement of financial position. From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations.
Related Party Transactions
We have no related party transactions, other than those noted in Note 21 in our audited consolidated financial statements.
Financial Instruments and Other Instruments
Credit Risk
Generally, the carrying amount in our consolidated statement of financial position exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.
Our credit risk is primarily attributable to our cash and cash equivalents and trade and other receivables. We do not require guarantees from our customers. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions.
Due to our diverse customer base, there is no particular concentration of credit risk related to our trade and other receivables. Moreover, balances for trade and other receivables are managed and analyzed on an ongoing basis to ensure allowances for doubtful accounts, which are established and maintained at an appropriate amount.
We estimate anticipated losses from doubtful accounts based upon the expected collectability of all trade and other receivables, which estimate takes into account the number of days past due, collection history, identification of specific customer exposure and current economic trends. An impairment loss on trade and other receivables is calculated as the difference between the carrying amount and the present value of the estimated future cash flow. Impairment losses are charged to general and administrative expense in the consolidated statements of loss and comprehensive loss. Receivables for which an impairment provision was recognized are written off against the corresponding provision when it is deemed uncollectible. Starting January 1, 2018, impairment losses for trade and other receivables have been calculated based on the expected credit losses model instead of historical collection evidence as under the previous standards. Potential effects from COVID-19 on the Company's credit risk have been considered and have resulted in increases to its allowances for expected credit losses on customer balances. The Company continues its assessment given the fluidity of COVID-19's global impact.
The maximum exposure to credit risk at the date hereof is the carrying value of each class of receivables mentioned above. We do not hold any collateral as security.
Foreign Currency Exchange Risk
We are exposed to currency risk due to financial instruments denominated in foreign currencies. The Company’s primary exposure with respect to foreign currencies is from U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and borrowings in entities whose functional currency is other than U.S. dollars. The net carrying value of these U.S. denominated balances held in entities with Euro and

Canadian dollars as their functional currency as at December 31, 2020 and 2019 presented in U.S. dollars is as follows:

	2020		2019
	Euro	CAD	Euro	CAD
	$	$	$	$
Cash and cash equivalents	976	201,467	110	38,759
Trade and other receivables	969	1,655	636	2,109
Trade and other payables	(158)	(217)	(746)	(33)
Borrowings	—	—	—	—
	1,787	202,905	—	40,835
We have not entered into arrangements to hedge our exposure to currency risk.
Critical Accounting Policies and Estimates
The preparation of our consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Areas requiring the most significant estimates and judgments are outlined below. Management has determined that we operate in a single operating and reportable segment.
Revenue Recognition
The Company derives its revenues from two main sources: Subscription and professional services revenue, which includes services such as initial project management and training, integration and custom development.
As of January 1, 2018, we implemented the new revenue standard which required revenue to be recognized in a manner that depicts the transfer of promised services to customers and at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services by applying the following steps:
•identify the contract with a customer;
•identify the performance obligations in the contract;
•determine the transaction price;
•allocate the transaction price; and
•recognize revenue when, or as, the Company satisfies a performance obligation.
Revenue represents the amount the Company expects to receive for products and services in its contracts with customers, net of discounts and sales taxes. The Company derives revenue from subscription of its product (subscription revenue) comprised of its hosted SaaS and from the provision of professional services including implementation services, technical services and training. Professional services do not include significant customization to, or development of, the software.
The Company recognizes revenue upon transfer of control of products or services to customers at an amount that reflects the consideration the Company expects to receive in exchange for the products or services transferred. The Company’s contracts with customers often include multiple products and services. The Company evaluates these arrangements to determine the appropriate unit of accounting (performance obligation) for revenue recognition purposes based on whether the product or service is distinct from some or all of the other products or services in the arrangement. A product or service is distinct if the customer can benefit from it on its own or together with other readily available resources and the Company’s promise to transfer the good or service is separately identifiable from other promises in the contractual arrangement with the customer. Non-distinct products and services are combined with other goods or services until they are distinct as a bundle and therefore form a single performance obligation.

Subscription revenue and professional services are generally capable of being distinct for the Company and are accounted for as separate performance obligations.
The total consideration for the arrangement is allocated to the separate performance obligations based on their relative fair value and revenue is recognized for each performance obligation when the requirements for revenue recognition have been met. The Company determines the fair value of each performance obligation based on the average selling price when each performance obligation is sold separately.
Subscription revenue related to the provision of SaaS is recognized ratably over the contract term as the service is delivered. The contract term begins when the service is made available to the customer. The Company applies the time elapsed method to measure progress towards complete satisfaction of subscription revenue performance obligations. The time elapsed provides a faithful depiction of the Company’s performance towards complete satisfaction of its performance obligations as a customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs on a daily basis.
Professional services revenue is recognized over time as services are performed based on the proportion performed to date relative to the total expected services to be performed, which is normally over the first few months of a contract with progress being measured over the implementation and training period. The Company applies labour hours expended which is an input method to measure progress towards complete satisfaction of professional services revenue performance obligations. Labour hours expended relative to the total expected labour hours to be expended provides a faithful depiction of the Company’s performance towards complete satisfaction of the professional services performance obligations as it closely reflects the completion of activities based on budgeted labour hours and the value of the services transferred cannot be measured directly.
The timing of revenue recognition and the contractual payment schedules often differ, resulting in contractual payments being billed before contractual products or services are delivered. Generally, the payment terms are between 30 to 60 days from the date of invoice. The amounts that are billed, but not earned, are recognized as deferred revenue. When products or services have been transferred to customers and revenue has been recognized, but not billed, the Company recognizes and includes these amounts as unbilled trade receivables.
The Company has elected to apply the practical expedient to not adjust the total consideration over the contract term for the effect of a financing component if the period between the transfer of services to the customer and the customer’s payment for these services is expected to be one year or less.
Multi-element or bundled contracts require an estimate of the stand-alone selling price of separate elements. These assessments require judgment by management to determine if there are separately identifiable performance obligations as well as how to allocate the total price among the performance obligations. Deliverables are accounted for as separately identifiable performance obligations if they can be understood without reference to the series of transactions as a whole. In concluding whether performance obligations are separately identifiable, management considers the transaction from the customer’s perspective. Among other factors, management assesses whether the service or product is sold separately by the Company in the normal course of business or whether the customer could purchase the service or product separately.
Business Combinations and Impairment of Non-Financial Assets
Business combinations are accounted for using the acquisition method. In applying the acquisition method, the Company separately measures at their acquisition-date fair values, the identifiable assets acquired, the liabilities assumed, goodwill acquired and any non-controlling interest in the acquired entity. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.
Acquisition costs in connection with a business combination are expensed as incurred.

Goodwill is measured as the excess of the fair value of the consideration transferred, less any non-controlling interest in the entity being acquired at the proportionate share of the recognized net identifiable assets acquired. Goodwill acquired through a business combination is allocated to each cash-generating unit (“CGU”) or group of CGUs that are expected to benefit from the related business combination. A group of CGUs represents the lowest level within the entity at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment. Goodwill is tested for impairment annually or more frequently if certain indicators arise that indicate they are impaired.
Whenever property and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.
Convertible Promissory Notes
Convertible promissory notes are classified as fair value through profit or loss. The fair value of convertible promissory notes is based on the underlying value of the equity instruments that the convertible promissory notes are convertible into, which in turn requires estimates of the inherent value of the Company, considering value indicators including recent rounds of financing and market comparable valuation metrics.
Share-based Payments
The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the share-based payment, volatility and dividend yield.
Outstanding Share Information
We are currently authorized to issue an unlimited number of common shares. As of the date hereof, 32,689,418 common shares, 1,458,759 stock options and 44,609 DSUs are issued and outstanding.
Foreign Currency Exchange (“FX”) Rates
Although our functional currency is the Canadian dollar, we have elected to report our financial results in U.S. dollars to improve the comparability of our financial results with our peers. Reporting our financial results in U.S. dollars also reduces the impact of foreign currency exchange fluctuations in the Company’s reported amounts, as our transactions denominated in U.S. dollars are significantly larger than Canadian dollars or the Euros.
Our consolidated financial position and operating results have been translated to U.S. dollars applying FX rates outlined in the table below. FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar. FX rates represent the daily closing rate published by the European Central Bank.

Period	Consolidated Statement of Financial Position	Consolidated Statement of Loss and Comprehensive Loss
	Current Rate	Average Rate
Fiscal year ended December 31, 2019	$0.7696	$0.7536
Fiscal year ended December 31, 2020	$0.7849	$0.7455

FX Impact on Consolidated Results
The following tables have been prepared to assist readers in assessing the FX impact on selected results for the fiscal years ended December 31, 2020 and 2019.

	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2020
	(as reported)	(as reported)	(FX impact)	(current period amounts applying prior period FX rate)
	$	$	$	$
Revenue	41,443	62,917	(2,217)	60,700
Cost of revenue	8,365	11,539	(406)	11,133
Gross profit	33,078	51,378	(1,810)	49,568
Operating expenses	42,887	58,643	(2,066)	56,576
Net loss	(11,914)	(7,654)	270	(7,384)

Disclosure Controls and Procedures and Internal Controls over Financial Reporting
Management of the Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures (as defined under applicable Canadian securities laws and by the United States Securities and Exchange Commission ("SEC") in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and (ii) accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. We, including the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2020 and have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2020.
The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Registrant’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management assessed the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2020, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that, as of December 31, 2020, the Registrant’s internal control over financial reporting was effective. In addition, management determined that there were no material weaknesses in the Registrant’s internal control over financial reporting as of December 31, 2020.